Exhibit 99.1

Alcon’s Third Quarter Sales Rise 14.1 Percent

HÜNENBERG, Switzerland – October 22, 2008 – Alcon, Inc. (NYSE:ACL) reported global sales of $1,524.6 million for the third quarter of 2008, an increase of 14.1 percent compared to the third quarter of 2007, or 10.3 percent excluding the impact of foreign exchange fluctuations.  The acquisition of WaveLight AG contributed 1.4 percentage points of sales growth in the third quarter. Net earnings for the third quarter of 2008 increased 51.0 percent to $627.1 million, or $2.07 per share on a diluted basis, compared to $415.3 million, or $1.38 per share for the third quarter of 2007.  Net earnings for the quarter included a $239.5 million tax benefit associated with losses on the value of the company’s investment in and advances to the former Summit Autonomous, Inc.
“Alcon’s continued focus on brand development and strategically increasing our sales presence in key geographic areas like Japan and emerging markets led to solid organic sales growth across all of our major product lines,” said Cary Rayment, Alcon’s chairman, president and chief executive officer. “While the current economic environment has had an impact on us, the fundamentals of our business are strong and we are maintaining our long-term commitment to growing eye care markets, developing our global brands and bringing new products to market.”

Third Quarter Sales Highlights
Highlights of sales for the third quarter of 2008 are provided below. Unless otherwise noted, all comparisons are versus the third quarter of 2007.

➢
International sales rose 23.8 percent to $843.3 million, or 16.2 percent excluding foreign exchange, with sales in emerging markets increasing 27.8 percent, or 19.8 percent excluding foreign exchange.  Sales in the United States increased 4.1 percent to $681.3 million.

➢
Pharmaceutical sales grew 11.4 percent, or 7.8 percent on a constant currency basis, to $609.6 million.  Sales of glaucoma products increased 15.8 percent, mainly due to growth in sales of the family of TRAVATAN® ophthalmic solutions. DuoTravTM ophthalmic solution continues to gain market share of the prostaglandin/timolol combination market outside the United States and the successful launch of TRAVATANZTM ophthalmic solution in Japan also has increased sales.  Infection/inflammation product sales rose 10.1 percent as a result of strong international performance and market share gains by Vigamox® ophthalmic solution, NEVANAC® ophthalmic suspension and sales growth for TobraDex® ophthalmic suspension and ointment globally. Sales of allergy products, which include Patanol® ophthalmic solution and Pataday™ ophthalmic solution, rose 1.6 percent as market share gains for Pataday™ in the United States and for Patanol® in Japan offset a decline in prescriptions for allergy drops in the U.S. Sales of otic/nasal products grew 22.7 percent to $83.9 million primarily due to sales growth of CIPRODEX® otic suspension.

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➢
Surgical sales rose 18.0 percent, or 13.7 percent on a constant currency basis, to $691.3 million.  Sales of intraocular lenses increased 18.6 percent to $255.5 million, driven by the global performance of AcrySof® IQ lenses and strong sales of advanced technology lenses.  Advanced technology intraocular lens sales were $50.0 million, an increase of 42.4 percent.  This strong performance in advanced technology lenses was attributable to the AcrySof® Toric and the AcrySof® ReSTOR® Aspheric lenses, both of which posted strong gains compared to the prior year. Sales of cataract and vitrectomy products rose 12.6 percent, mainly as a result of continued conversion to advanced technologies such as the Infiniti® vision system with OZil™ torsional hand piece, 23 and 25-gauge micro-incision vitrectomy instruments and DuoVisc® viscoelastic solution. Refractive revenue increased 230.6 percent due to the acquisition of WaveLight® AG.  The company noted a 21 percent decline in total refractive procedures for combined LADARVISION® and Allegretto Wave systems, which was less than the overall market rate of decline in refractive laser procedures.

➢
Consumer eye care sales increased 10.5 percent, or 7.0 percent on a constant currency basis, to $223.7 million.  Sales of contact lens disinfectants grew 2.6 percent, as OPTI-FREE® RepleniSH® and OPTI-FREE® Express® multipurpose disinfecting solutions continued to maintain their combined market share in the United States.  Sales of artificial tears products increased 28.0 percent, led by increases in the global sales of Systane® lubricant eye drops and the U.S. launch of Systane Ultra® in July 2008.

Third Quarter Earnings Details
Highlights of earnings for the third quarter of 2008 are provided below. Unless otherwise noted, all comparisons are versus the third quarter of 2007.

➢
Gross profit margin improved 1.4 percentage points to 77.1 percent of sales. Gross profit margin in 2008 increased due to favorable sales mix, continuous improvement in our global manufacturing processes and the effects of exchange rate fluctuations related to goods within our internal distribution channels. These positive contributions were partially offset by costs associated with the integration of the company’s refractive operations.

➢
Selling, general and administrative expenses increased faster than sales and were 32.9 percent of sales due to costs related to the establishment and relocation of the company’s shared service center in Switzerland and sales force expansions in the United States, Japan, western Europe and emerging markets to support product launches and market development activities.

➢
Research and development expenses increased 33.1 percent to 174.2 million, or 11.4 percent of sales.  The rise in research and development expenses was attributable to an increase in clinical activities and targeted in-licensing collaborations as well as timing of projects.

➢
Operating income increased 6.1 percent to $494.3 million, or 32.4 percent of sales, a 2.5 percentage point decline as a percent of sales over the reported results for the third quarter of 2007. This occurred because of R&D expenses growing faster than sales, the WaveLight® AG acquisition, sales force additions and the costs of establishing and relocating the company’s shared services center in Switzerland.

➢	Total non-operating income fell by $51.8 million primarily because of losses on investment securities due to instability in the global investment markets.

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The company reported an overall net tax benefit of $177.6 million making the effective tax rate not meaningful.  The overall tax benefit was mainly the result of the company reaching agreement with the U.S. Internal Revenue Service on all issues surrounding the acquisition and liquidation of the company’s investment in the former Summit Autonomous, Inc.  As a result of this agreement, the company recognized a related tax benefit of $239.5 million associated with losses on the value of its investment in and advances to the former Summit Autonomous, Inc.

➢
Net earnings increased 51.0 percent to $627.1 million as a result of solid sales growth, gross profit margin improvement and the large tax benefit from its investment losses in Summit Autonomous, Inc.  These positive factors were partially offset by declines in the value of and income from its investment portfolio.

New Product and R&D Pipeline Update
Summarized below are updates on new products and significant research and development activities.
➢
The AcrySof® ReSTOR® +3.0 Add and AcrySof® Phakic lens gained their CE marks in the third quarter 2007 and August 2008, respectively, based on extensive clinical trials.  Both of these lenses were introduced outside the U.S. in September 2008 at the European Society of Cataract and Refractive Surgeons (ESCRS) conference in Berlin, Germany.

➢
Alcon Research, Ltd. (ARL) entered into a licensing agreement with GlaxoSmithKline for the ophthalmic rights to cilomilast, a phosphodiesterase IV inhibitor.  The company plans to develop this compound for the treatment of dry eye and other ophthalmic conditions.

➢
ARL also announced it had expanded and extended its existing drug research alliance with Origenis GmbH to focus on discovery and development of small molecules which could be used in the treatment of eye diseases.

➢	The Japanese Ministry of Health, Labor and Welfare (MHLW) approved the AcrySof® Toric intraocular lens on August 8, 2008.
➢	In July 2008 in the United States, Alcon launched Systane® Ultra lubricant eye drops, a novel dry eye therapy that provides extended protection by rebuilding the eye’s tear film.
➢
The European Medicines Agency’s (EMEA) Committee for Medicinal Products for Human Use (CHMP) adopted a positive opinion recommending Azarga® ophthalmic solution, a fixed combination of brinzolamide and timolol, to decrease intraocular pressure in patients with open-angle glaucoma or ocular hypertension.

➢	During the third quarter, the company submitted its revised laboratory studies for Tobradex ST® ophthalmic suspension to the United States Food and Drug Administration (FDA).

Financial Guidance
Financial guidance for the full year 2008 and factors impacting this guidance are provided below.
➢
The company revised its sales guidance to a range of $6,260 million to $6,290 million, due to strengthening of the U.S. dollar versus several major currencies and slower than expected U.S. pharmaceutical sales.

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The company also revised its guidance for diluted earnings per share to a range of $6.67 to $6.75 for the full year 2008.  This range includes the impact of the Summit Autonomous, Inc. tax benefit in the third quarter and the passage of the Research and Development Tax Credit in the United States on October 3, 2008.  The range also includes SG&A expenses related to the expansion and relocation of the company’s Swiss operations, as well as integration expenses related to the company’s refractive surgery manufacturing and other operations, which are booked to cost of goods sold.

Company Description
Alcon, Inc. is the world’s leading eye care company, with sales of approximately $5.6 billion in 2007. Alcon, which has been dedicated to the ophthalmic industry for more than 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon’s majority shareholder is Nestlé, S.A., the world’s largest food company. All trademarks noted in this release are the property of Alcon, Inc., with the exception of Cipro® and CIPRODEX®, which are the property of Bayer AG and licensed to Alcon, Inc. by Bayer HealthCare AG.  Moxifloxacin, the active ingredient in Vigamox®, is licensed to Alcon, Inc. by Bayer HealthCare AG.

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ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(USD in millions, except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

Sales	$1,524.6	$1,335.7	$4,796.2	$4,129.9
Cost of goods sold	348.4	324.6	1,161.2	1,026.9

Gross profit	1,176.2	1,011.1	3,635.0	3,103.0

Selling, general and administrative	501.0	403.8	1,512.1	1,252.4
Research and development	174.2	130.9	461.3	404.3
Amortization of intangibles	6.7	10.3	21.6	40.6

Operating income	494.3	466.1	1,640.0	1,405.7

Other income (expense):
Gain (loss) from foreign currency, net	(10.0)	3.6	(7.3)	8.6
Interest income	19.8	11.0	66.0	45.8
Interest expense	(13.4)	(9.5)	(45.2)	(30.7)
Other, net	(41.2)	1.9	(51.3)	20.2

Earnings before income taxes	449.5	473.1	1,602.2	1,449.6

Income taxes	(177.6)	57.8	(20.7)	239.7

Net earnings	$627.1	$415.3	$1,622.9	$1,209.9

Basic earnings per common share	$2.10	$1.39	$5.44	$4.05

Diluted earnings per common share	$2.07	$1.38	$5.38	$4.00

Basic weighted average common shares	299,076,483	297,829,693	298,426,116	298,601,255
Diluted weighted average common shares	302,636,080	301,516,463	301,920,346	302,457,862

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

	Three months ended			Foreign	%Change in
	September 30,			Currency	Constant
	2008	2007	%Change	%Change	Currency
GEOGRAPHIC SALES
United States:
Pharmaceutical	$301.2	$299.6	0.5%	-%	0.5%
Surgical	274.5	255.4	7.5	-	7.5
Consumer Eye Care	105.6	99.5	6.1	-	6.1

Total United States Sales	681.3	654.5	4.1	-	4.1

International:
Pharmaceutical	308.4	247.7	24.5	7.9	16.6
Surgical	416.8	330.5	26.1	7.6	18.5
Consumer Eye Care	118.1	103.0	14.7	6.9	7.8

Total International Sales	843.3	681.2	23.8	7.6	16.2

Total Global Sales	$1,524.6	$1,335.7	14.1	3.8	10.3

PRODUCT SALES
Infection/inflammation	$210.4	$191.1	10.1%
Glaucoma	242.1	209.0	15.8
Allergy	84.6	83.3	1.6
Otic/nasal	83.9	68.4	22.7
Other pharmaceuticals/rebates	(11.4)	(4.5)	N/M

Total Pharmaceutical	609.6	547.3	11.4	3.6%	7.8%

Intraocular lenses	255.5	215.4	18.6
Cataract/vitreoretinal	407.7	362.0	12.6
Refractive	28.1	8.5	230.6

Total Surgical	691.3	585.9	18.0	4.3	13.7

Contact lens disinfectants	119.6	116.6	2.6
Artificial tears	73.2	57.2	28.0
Other	30.9	28.7	7.7

Total Consumer Eye Care	223.7	202.5	10.5	3.5	7.0

Total Global Sales	$1,524.6	$1,335.7	14.1	3.8	10.3

N/M - Not Meaningful
Note: Percent Change in Constant Currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.  This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.  Certain reclassifications have been made to prior year amounts to conform with current year presentation.

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

	Nine months ended			Foreign	%Change in
	September 30,			Currency	Constant
	2008	2007	%Change	%Change	Currency
GEOGRAPHIC SALES
United States:
Pharmaceutical	$1,027.0	$982.7	4.5%	-%	4.5%
Surgical	804.9	746.7	7.8	-	7.8
Consumer Eye Care	309.3	295.9	4.5	-	4.5

Total United States Sales	2,141.2	2,025.3	5.7	-	5.7

International:
Pharmaceutical	956.1	752.9	27.0	11.2	15.8
Surgical	1,353.0	1,052.3	28.6	12.0	16.6
Consumer Eye Care	345.9	299.4	15.5	9.8	5.7

Total International Sales	2,655.0	2,104.6	26.2	11.5	14.7

Total Global Sales	$4,796.2	$4,129.9	16.1	5.8	10.3

PRODUCT SALES
Infection/inflammation	$673.5	$602.2	11.8%
Glaucoma	705.2	593.6	18.8
Allergy	383.8	355.7	7.9
Otic/nasal	249.5	209.9	18.9
Other pharmaceuticals/rebates	(28.9)	(25.8)	N/M

Total Pharmaceutical	1,983.1	1,735.6	14.3	4.9%	9.4%

Intraocular lenses	805.0	660.1	22.0
Cataract/vitreoretinal	1,262.9	1,108.7	13.9
Refractive	90.0	30.2	198.0

Total Surgical	2,157.9	1,799.0	19.9	7.0	12.9

Contact lens disinfectants	356.3	335.5	6.2
Artificial tears	208.7	172.1	21.3
Other	90.2	87.7	2.9

Total Consumer Eye Care	655.2	595.3	10.1	5.0	5.1

Total Global Sales	$4,796.2	$4,129.9	16.1	5.8	10.3

N/M - Not Meaningful
Note: Percent Change in Constant Currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.  This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.  Certain reclassifications have been made to prior year amounts to conform with current year presentation.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
(USD in millions)

	Sept 30,	Dec 31,
	2008	2007
Assets
Current assets:
Cash and cash equivalents	$2,491.0	$2,134.3
Short term investments	596.3	669.8
Trade receivables, net	1,125.0	1,089.2
Inventories	559.3	548.5
Deferred income tax assets	214.1	89.3
Other current assets	265.9	293.7

Total current assets	5,251.6	4,824.8

Long term investments	31.3	41.8
Property, plant and equipment, net	1,099.0	1,030.0
Intangible assets, net	93.5	89.6
Goodwill	628.3	626.0
Long term deferred income tax assets	302.4	322.1
Other assets	88.5	81.3

Total assets	$7,494.6	$7,015.6

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$230.6	$208.7
Short term borrowings	1,313.2	1,751.1
Current maturities of long term debt	1.5	1.3
Other current liabilities	944.6	901.1

Total current liabilities	2,489.9	2,862.2

Long term debt, net of current maturities	53.0	52.2
Long term deferred income tax liabilities	21.9	23.9
Other long term liabilities	526.1	702.6
Contingencies

Shareholders’ equity:
Common shares	42.2	43.1
Additional paid-in capital	1,431.5	1,299.8
Accumulated other comprehensive income	155.0	203.0
Retained earnings	3,275.9	3,392.2
Treasury shares, at cost	(500.9)	(1,563.4)

Total shareholders' equity	4,403.7	3,374.7

Total liabilities and shareholders' equity	$7,494.6	$7,015.6

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows (Unaudited)
(USD in millions)

	Nine months ended Sept 30,
	2008	2007

Cash provided by (used in) operating activities:
Net earnings	$1,622.9	$1,209.9
Adjustments to reconcile net earnings to cash provided from operating activities:
Depreciation	128.5	119.5
Amortization of intangibles	21.6	40.6
Share-based payments	70.2	72.6
Tax benefit from share-based compensation	7.7	13.4
Deferred income taxes	(117.6)	(45.2)
Loss (gain) on sale of assets	8.9	(9.5)
Unrealized depreciation (appreciation) on trading securities	41.0	(2.5)
Other	7.2	--
Changes in operating assets and liabilities:
Trading securities	--	(539.3)
Trade receivables	(14.9)	(88.9)
Inventories	12.8	(18.5)
Other assets	24.2	(23.3)
Accounts payable and other current liabilities	60.9	150.2
Other long term liabilities	(178.3)	(64.3)

Net cash from operating activities	1,695.1	814.7

Cash provided by (used in) investing activities:
Purchases of property, plant and equipment	(214.9)	(139.7)
Proceeds from sale of assets	(28.2)	(0.1)
Purchase of investments	(816.5)	(69.6)
Proceeds from sales and maturities of investments	830.9	143.9
Other	4.2	2.2

Net cash from investing activities	(224.5)	(63.3)

Cash provided by (used in) financing activities:
Net proceeds from (repayment of) short term debt	(497.7)	(165.5)
Proceeds from issuance of long term debt	--	1.1
Repayment of long term debt	(1.7)	(5.8)
Dividends on common shares	(749.7)	(612.8)
Acquisition of treasury shares	(44.3)	(875.9)
Proceeds from exercise of stock options	119.3	158.3
Tax benefits from share-based payment arrangements	51.3	80.5

Net cash from financing activities	(1,122.8)	(1,420.1)

Effect of exchange rates on cash and cash equivalents	8.9	6.4

Net increase in cash and cash equivalents	356.7	(662.3)
Cash and cash equivalents, beginning of period	2,134.3	1,489.2

Cash and cash equivalents, end of period	$2,491.0	$826.9

Note: Certain reclassifications have been made to prior year amounts to conform with current year presentation.

Caution Concerning Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "hope," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payers may affect our sales and profits; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self-insured, may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For more information, contact:

Doug MacHatton
Vice President,
Investor Relations and Strategic Corporate Communications
817-551-8974
or
Bob Peterson
Manager,
Investor Relations
817-551-4687
www.alcon.com